SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

Our date
2005-09-20
Your date

Our reference

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Hard Materials purchases minority stake in Chinese metal powder company, dated 19 September 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

SEC-brev 050920 SHM

SANDVIK

Press Release

Sandvik Hard Materials purchases minority stake in Chinese metal powder company

Sandvik Hard Materials, within the Sandvik Tooling business area, has today reached an agreement to purchase a 10% equity stake in the Chinese metal powder producer Gesac. Gesac focuses mainly on producing powders in tungsten carbide and other related materials. Gesac has annual sales of approximately SEK 500 M. The company is located in Xiamen, on the coast of the Taiwan Strait. The transaction is subject to approval of the Chinese authorities.

Tungsten carbide is an important material in the production of wear-resistant components, metal-cutting and mining tools. China produces approximately 80% of the annual world output of tungsten.

Xiamen Tungsten Corporation and A.L.M.T Corp., a subsidiary of Sumitomo Electric Industries, are the other owners.

Sandviken, 19 September 2005

Sandvik AB; (publ)

For further information, contact: Tom Erixon, President, Sandvik Hard Materials, +46 8 726 63 01.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Sandvik Tooling is a business area within the Sandvik Group and a global market-leading manufacturer of tools and tooling systems for metal cutting as well as of blanks and components. Annual sales are about SEK 19,000 M with 15,000 employees. Approximately 5% of the turnover is invested in R&D. Products are manufactured in cemented carbide, high-speed steel and other hard materials such as diamond and special ceramics. Well-established brands are Sandvik Coromant, Sandvik Hard Materiais, Walter, Valenite, Safety, Titex, Dormer, Prototyp, Precision Twist Drill etc.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43

SANDVIK

Our date
2005-09-20

Our reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Mining and Construction and Hagby-Asahi AB sign broad distribution agreement, dated 19 September 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

SEC-brev 050920 SHM

Postal address
SANDVIK AB

Public Company (publ)
Reg.No 556000-3468

Telephone

Telefax

Cusip number - 800212201

SANDVIK

Press Release

Sandvik Mining and Construction and Hagby-Asahi AB sign broad distribution agreement

Hagby-Asahi of Sweden and Sandvik Mining and Construction of Sweden have signed an agreement to further strengthen the position of both companies in the market for mineral exploration tools and equipment.

The cooperation between Hagby-Asahi and Sandvik Mining and Construction - both suppliers to the mining industry - will strengthen their ability to add real value for customers' business. Under the agreement, Sandvik Mining and Construction will become distributor of exploration drill rigs and coring tools from Hagby-Asahi in such main mining markets as Latin America, Africa, Australia as well as Russia and the former Soviet republics (CIS).

"The agreement with Sandvik Mining and Construction supports Hagby-Asahi's growth in the field of products for mineral exploration, a key growth market for us. Sandvik will add global reach for our products and will enable Hagby-Asahi to provide products on all key mineral exploration markets," says Jan Kallenbäck, President of Hagby-Asahi.

"Sandvik Mining and Construction started to distribute products from Hagby-Asahi in Russia five years ago with highly favorable results. This extended agreement with Hagby-Asahi enables Sandvik Mining and Construction to further expand our sphere of expertise and provides a more comprehensive offering for mineral exploration thereby improving our ability to support our customers in their total process," says Sandvik Mining and Construction President Lars Josefsson.

Sandviken, 19 September 2005

Sandvik AB; (publ)

For further information, contact:
Gert Sköld, Vice President Business Development, Sandvik Mining and Construction: tel. +46 26 265105 or
Kjell Carlsson, President, Sandvik Mining and Construction Tools, tel. +46 26 265115.
Jan Kallenbäck, President, Hagby-Asahi, tel. +46 587 845 12 or
Lars Frändberg, General Manager, Mining Division, Hagby-Asahi, tel. +46 587 845 06.

Sandvik is a high-technology engineering group with advanced products and world-leading positions in selected areas - tools for metalworking, machinery and tools for rock excavation, stainless steel, special alloys and resistance heating materials and process systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a world-leading manufacturer of drilling and excavation machinery, tools and service for the mining and construction industries. Annual sales amount to SEK 16,600 M, with about 9,600 employees.

Hagby-Asahi AB was founded 1960 under the name Hagby Bruk AB. Hagby-Asahi today ranks as a leading supplier of diamond tools and core drills with all accessories. Design, development and manufacturing take place in Nora, Sweden and the products are sold all over the world. Annual sales amount to SEK 150 M, with about 110 employees, including wholly owned subsidiaries in Canada, Finland and the U.S. Hagby-Asahi is a wholly owned subsidiary of Asahi Diamond Industrial Ltd, Japan. The parent is one of the world's largest manufacturers of diamond tools with plants in Japan and subsidiaries in South Korea, Taiwan, Sweden, Australia, France and the U.S. Asahi Diamond Industrial Group has 1,600 employees with annual sales of approximately SEK 2,300 M.